FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of April, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Holding(s) in Company dated 2 April 2004
Exhibit No. 2 - Director Shareholding dated 16 April 2004

Exhibit No. 1

Hanson PLC

April 2, 2004

Holding in Company

Hanson PLC has received notification today that, as of March 30, 2004, Barclays PLC no longer has a notifiable interest in the share capital of Hanson PLC.

Yours faithfully

Paul Tunnacliffe

Company Secretary

Exhibit No. 2

April 16, 2004

Dear Sirs

HANSON PLC - SECTION 329 COMPANIES ACT 1985

  Following the invitation made to all eligible employees on March 19, 2004 I hereby notify you that G Dransfield, a director of the Company, has today been granted an option to subscribe for 1,993 Hanson ordinary shares at a price of 328p per share under Hanson's UK Inland Revenue approved savings related Sharesave Scheme.

  In total approximately 2,000 employees were granted options over approximately 1.9 million ordinary shares on April 16, 2004 at an exercise price of 328p.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   April 30, 2004